BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the "Company") (B3: BRFS3; NYSE: BRFS), in accordance with article 12 of Instruction CVM 358, as of January 3 2002, informs its shareholder and the market in general that it received, on May 25, 2021, after the closing of the market, a notice from JPMorgan Chase & Co. (“JPMorgan”), informing that its controlling entities reached, on 05.20.21, a total synthetic exposure of 58,109,075 of the Company’s common shares by means of derivatives transactions with financial settlement, representing 7.15% of the Company’s capital stock (“Notice”).

Pursuant to the Notice, the derivatives transactions with financial setllement and other shareholder interests held by the JP Morgan entities had the following exclusive motivation: (i) transactions with clients and (ii) financial risk protection assumed by such transactions.

JPMorgan further declared that: (i) the transactions described above do not aim a change in the controlling interest or the Company’s management structure, without prejudice to the regular exercise of the potential voting right granted to the holders of the shares; (ii) it has not executed any agreement with any of the Company’s shareholders in order to regulate the exercise of the voting right; and (iii) it is not acting jointly with any other shareholder with the intention to exercise any influence over the Company’s social decisions.

The full version of the Notice is transcribed below under Annex I and its original version is filed at the Company’s headquarters.

São Paulo, May 25, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

ANNEX I

New York, May 25, 2021

To

BRF S.A. (“Company”)

Investor Relations Office

Rua Jorge Tzachel, 475, Bairro Fazenda

Cidade de Itajaí, Estado de Santa Catarina - Brasil

Att.: Mr. Carlos Alberto Bezerra de Moura – Investor Relations Officer

Ref: Relevant Negotiations in the terms of ICVM nº 358

Dear Sirs,

The JPMorgan Chase & Co. (“JPMorgan”), hereby representing certain companies of its economical group, informs the relevant negotiation with the Company’s shares, held on 05/20/2021, according to the article 12 of the CVM Instruction nº 358/2002.

On 05/20/2021, JP Morgan’s controlled entities reached the total synthetic exposure to 58,109,075 of the Company’s common shares by means of derivatives transactions with financial settlement, representing 7.15% of the Company’s capital stock.

The derivative transactions with financial settlement and other corporate interests held by the JP Morgan’s entities had exclusive motivation in transactions with clients and financial risk protection assumed by such transactions.

Therefore, the increase in the relevant interest do not aim a change in the controlling interest or of the Company’s management structure, without prejudice to the regular exercise of the potential voting right granted to the holders of the shares.

We emphasize that JPMorgan has not executed any agreement with any of the Company’s shareholders in order to regulate the exercise of the voting right and is not acting jointly with any other shareholder with the intention to exercise any influence over the Company’s social decisions. Any voting decisions of JPMorgan with the shares it owns will be made independently in accordance with its internal policies.

In accordance with the items I to V of the art. 12 of the CVM Instruction nº 358/2002, we detail below the information of the relevant shareholder interest held by each of JPMorgan’s economical group company.

1.	JPMorgan’s economical group entities that hold interest in the company:

•            Banco J.P. Morgan S.A. – CNPJ: 33.172.537/0001-98 (“Banco JPMorgan”);

•            J.P. Morgan Securities PLC, non-resident investor subscribed to the CNPJ under the nº 05.837.806/0001-52 with legal representation made by Itaú Unibanco S.A. (“JPMorgan Securities PLC”); and

•            Atacama Multimercado Fundo de Investimento – CNPJ: 04.885.503/0001-42 (“Atacama”)

2.	Detailing of the relevant interest held by the JPMorgan’s entities:

a)	Interest purchased in Common Shares by means of instruments with physical settlement:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Stocks	-	-	151,263
Loans Taken	-	29,738,325	-
Total	-	29,738,325	151,263

b)	Interest sold in Common Shares by means of instruments with physical settlement:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Short Position / Credit Sales	- 2,436,798	- 41,272,235	- 4,109,994
Total	- 2,436,798	- 41,272,235	- 4,109,994

c)	Interest purchased in Common Shares by means of instruments with financial settlement instruments:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Derivatives	-	53,600,175	4,508,900
Total	-	53,600,175	4,508,900

d)	Interest sold in Common Shares by means of instruments with financial settlement:

Instrument	ATACAMA	BANCO JPMORGAN	JPMorgan Securities PLC
Derivatives	-	-	- 2,244,961
Total	-	-	- 2,244,961

We remain at your disposal for any clarifications that may be necessary.

Regards,

/s/ Rachel Tsvaygoft

JPMorgan Chase & Co.